Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310  fax 913-663-2239

July 24, 2009

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Registration Statement on Form S-1

Filed June 23, 2009

File Number 333-159680

File Number 333-159119

Dear Mr. Schwall:

We filed answers to review comments and amended Form S-1A on July 23, 2009 regarding the above noted File Number 333-159680.

Included with that filing, in error, was an Exhibit intended to be included in a separate S-1A form filed the same day.  The Exhibit included in error was the legal opinion for File Number 333-159119.  The index for File Number 333-159680 indicates that the legal opinion will be filed with amendment.  A legal opinion for this document has not been issued or authorized and should not have been included.    We ask for direction on how to make this correction to remove this Exhibit.

As a separate matter, the Legal Opinion properly attached to the Form S-1A filed July 23, 2009 for File Number 333-159119 bears the incorrect File Number.  Can this correction be made by use of a cover page with an explanation and only include the exhibit index and the revised Exhibit 5.1.

Please contact us if further information or clarification is required.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500